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EXHIBIT 99.1

News Release

ALL NORANDA RECYCLING
FACILITIES IN NORTH AMERICA NOW REGISTERED TO
INTERNATIONAL ISO 14001 ENVIRONMENTAL STANDARD

Brampton, Ontario, May 5, 2006 — Noranda Recycling Inc. is pleased to announce that the environmental management system at its end-of-life-electronics recycling facility in Brampton, Ontario has been registered as compliant with the International Standard ISO 14001(2004). All five of the company's North American facilities are now registered to this demanding environmental standard.

"We are extremely pleased to have achieved compliance with ISO 14001(2004) in Brampton," said Steve Skurnac, President, Noranda Recycling Inc. "This is truly a testament to the hard work of all employees to ensure that we have the right environmental policies and procedures in place and that we are able to meet the ever-growing demand for the highest level of environmental performance."

"More information about our environmental performance and end-of-life electronics recycling services can be found on our newly-launched website at www.norandarecycling.com," said Cindy Thomas Coutts, Director of End of Life Electronics for Noranda Recycling.

Certification of ISO environmental standards requires independent third-party verification that a company has met the six key elements of an internationally accepted environmental management system (EMS). Those elements are:

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  An environmental policy, in which the organization states its intentions and commitment to environmental performance;

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  Planning, in which the organization analyses the environmental impact of its operations;

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  The development and putting into practice of processes that will bring about environmental goals and objectives;

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  Monitoring and measurement to ensure environmental indicators are being met;

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  Review of the EMS by the organization's top management to ensure its continuing suitability, adequacy and effectiveness; and

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  Continual improvement.

The International Organization for Standardization (ISO) is a worldwide federation of national standards bodies from more than 140 countries. The ISO 14001 standard is a management tool that enables an organization of any size or type to control the impact of its activities, products or services on the environment. Compliance with ISO standards is certified by independent third-party auditors around the world. Bureau Veritas Quality International (BVQI) is the independent accreditation body that certified Noranda Recycling's compliance with the ISO 14001 standard for environmental management.

Noranda Recycling's Brampton facility, located in Brampton, Ontario, provides environmentally sound 100% end-of-life-electronics hardware recycling. It is the only fully-integrated operation of its kind in Canada, providing electronics recycling services to electronics manufacturers, Fortune 1000 companies, governments and municipalities.

Noranda Recycling Inc. is one of the largest recyclers of electronic components and operates three end-of-life electronics recycling facilities located in Roseville, California, La Vergne, Tennessee and Brampton, Ontario. It also operates two precious metals sampling facilities located in San Jose, California and in East Providence, Rhode Island, as well as an office in Penang, Malyasia. Approximately 15% (100,000 tonnes) of the raw material feed for Falconbridge Limited's primary Canadian copper and recycling operations is from recyclable materials. Gross value of recyclable raw materials is more than $300 million annually. Noranda Recycling is 100%-owned by Falconbridge Limited.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For more information:
Ian Hamilton
Director, Communications & Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com

Steve Skurnac
President — Noranda Recycling Inc.
San Jose, California
(408) 998-4930

Cindy Thomas Coutts
Director, End of Life Electronics Recycling
Brampton, Ontario
(905) 874-6835

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EXHIBIT 99.1
ALL NORANDA RECYCLING FACILITIES IN NORTH AMERICA NOW REGISTERED TO INTERNATIONAL ISO 14001 ENVIRONMENTAL STANDARD